THE WORLD'S FIRST FLAVORED ULTRA PREMIUM TEQUILA


EXODO®
EXODO
ULTRA PREMIUM
TEQUILA
PEACH
ORANGE
SILVER
WATERMELON
LIME
COCONUT

Available in 6 Flavors... What's Your Flavor?

Overview

The Exodo Spirits Company has been providing customers with the finest quality ultra-premium tequila for over two years. The business is focused on servicing local area restaurants and premium retailers. We produced and Import the ultra-premium tequila directly from Jalisco Mexico.

Exodo Tequila is made with the best webber blue agave from the finest selection of the high lands of Jalisco. The ultra-premium tequila is available in select restaurants today in Washington DC, as well as selected locations in FL, NC, MD, NJ, PA, CA, WV and VA.

Mission Statement

- Our mission is to be the top importer and exporter of Ultra-premium Spirits to suppliers worldwide. We offer a complete line of the highest quality products reinforced by the professionalism of our sales and service team associates.

- As a company that supports the local community, we act responsibly by providing financial support and other resources to local charity programs.

Company History

- Juan-Carlos Hector a Cuban immigrant started The Exodo Spirits Company from the original formula from Cabo Wabo Sami Hagar NUM 1467. In January 2012 in response to the dramatic growth of the tequila category in the world.

- Over the past five years, the population that has turned 21 years old has increased by over 30% in communities in metropolitan areas. Most importantly, tourists have returned to the cosmopolitan cities such as Washington DC, Miami Florida, New York City and others. Last year alcohol consumption increased by 20% bringing an additional 1.2 billion in net profits to the spirits industry. A significant portion of this growth is in Tequila.

- The Exodo Spirits Company within one year growth sales in more than 10 states and does business with more than sixty restaurants, Sport Arena's like the Verizon Center in Washington DC and with other partnerships.

- The inspiration for the brand name Exodo meaning Exodus came from the Mariel lift in 1980 as a tribute and respect to his father that was an exile from Cuba.

Exodo Tequila Products

- The Exodo Spirits Company currently provides numerous ultra-premium tequila. The Exodo Spirits Company has the following products on-premise and of-premise market:

- Exodo Silver 375ml & 750ml.

- Exodo Reposado 375ml &750ml.

- Exodo Anejo 375ml & 750ml.

- Exodo Peach Silver 375ml & 750ml.

- Exodo Watermelon Silver 375ml & 750ml.

Exodo Liqueurs Products

Exodo Liqueur Products (70 35% Alc. / Vol.)

- Exodo Orange Liqueur 750ml.

- Exodo Lime Liqueur 750ml.

- Exodo Almond Liqueur 750ml.

- Exodo Coffee Liqueur 750ml.

- Exodo Damiana Liqueur 750ml.

Competitive Profile

The Tequila market is intensely competitive with over 1,200 brands of Tequila in the market. The category is dominated by Jose Cuervo with a 27% market share, followed by Patron with 15% and Sauza with a 14% share. However, Tequila is one of the fastest growing spirits categories, growing over 17% since 2007 with a growing popularity among young adults in the premium categories. Exodo is positioned directly at the exploding premium segment and is planning to differentiate itself through innovative marketing, distinctive styling, focused servicing and a reputation for product quality and integrity.



Sales Strategy

- The Exodo Spirits Company is focused on urban professional over the age 25 to 65 as well, as to the discerning client for premium spirits. The Company will partner with national distributors to expand its market footprint. In addition manage the brand directly to retailers and restaurants within its targeted markets.

- The competitive edge of Exodo will be in its ability to market its commitment to quality and its image as a hand-made artisan of ultra-premium tequila to its targeted market.

- This will be done through an omni-channel approach to integrated sales and marketing initiative focused on the targeted millennial consumer.

Past Marketing Events



The Washington Post

Going Out Guide

Cinco for Cinco: Five ideas for Cinco de Mayo

Sunday is Cinco de Mayo, and the anniversary of the Battle of Puebla always brings out some divergent celebrations. On one hand, you've got the Cinco de Mayo Festival on the National Mall, with traditional music, dancing and cuisine, plus activities for kids. On the other, you've got sombrero-wearing drunks doing tequila shots and trying to dance to salsa. (The annual Town Tavern party, which welcomes a serape-wearing burro to its Adams Morgan patio, is just next-level.)
So what would you actually *like* to do on Cinco de Mayo? Here are five ideas.

Network, then party: LatinVIP.com's annual happy hour attracts hundreds of Latino professionals. This year's party includes a free buffet from 5 to 7, discounted Modelo and Corona beers, an Exodo tequila tasting, a mariachi band, DJs and dancing.

Posted by Fritz Hahn | @fritzhahn on May 2, 2013 at 12:18 pm
(Photo by Mark Gail/The Washington Post)









MONARCA
EXODO
TEQUILA

INTRODUCING
EXODO
TEQUILA
The only EX you'll always go back to
WHAT'S YOUR FLAVOR?
MONARCA

EXODO

EXODO
TEQUILA
The only EX you'll always go back to

INTRODUCING

Exodo Spirits Co.
Marketing Support


TRY AT VERIZON CENTER
THE WORLD'S FIRST FLAVORED ULTRA PREMIUM TEQUILA
ULTRA PREMIUM TEQUILA
PEACH
SILVER
WATERMELON
What's Your Flavor?

Exodo Tequila
Social Media Present

- https://www.youtube.com/watch?v=vEr5NIbQ9Vg

- https://www.youtube.com/watch?v=5TTrjQH3nmU

- https://www.youtube.com/watch?v=bO3AHPafd4k

- https://www.youtube.com/channel/UCtGXXoL_463ZMbvJWOQd5Mw

- https://www.facebook.com/exodotequilacompany/

Team Members

- **CEO and Founder:** *Juan-Carlos Hector: Nearly 5 years of direct experience in successfully building Exodo as a premium Tequila. Prior to beginning The Exodo Spirits Company, Juan-Carlos Hector worked as a Computer Engineer and Project Manager for the Central Intelligence Agency (CIA), also worked as US Contractor for the CIA for ten years. Juan-Carlos Hector has an AS in Computer Science in networking and computer programing from Florida Tech, a Bachelor's of Science from University of Phoenix and a Certificate of a Masters in System Engineering from George Washington University in Washington DC.*

- **Global Director of Sales and Development:** *Dennis Dorsey is a long time veteran of the spirits industry. With over 31 years as a national accounts manager with the Republic National Distributing Company, a $5 billion wholesalers of wines and spirits., The combined firm operates across 18 states and Washington, D.C., and is the second largest distributor of premium wines and spirits in the United States. Mr. Dorsey brings a unique opportunity to the Exodo business.*

Team Members (Continues)

- **Advisory and Professional:** *The company has also recruited a team of professional advisors and professional services to the Exodo Team. This includes Washington Global Advisors, a team of business professionals, working with Exodo to expand both its market opportunities as well as develop an investment strategy to support future growth.*

- *Chief Financial Officer- Tina Latimer.*

- *Director of Sales for Control States- Jade Holt.*

- *Director of Sales- Brian Lindsay.*

- *Logistics- Beth Baker.*

- *Marketing & Graphics Designer Trivision Studios & Verizon Center DC.*

- *Administrate Assistant- Janet S.*

Financial Schedules


EXODO
TEQUILA
100% PURO DE AGAVE AZUL

Detailed Budget 2016

Executive Summary

Budget Item			2015	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	Dec-16	Total
LAUNCH OF OPERATION JANUARY 2016																
Investments			$ -	$ 250,000	$ 250,000	$ -	$ 250,000	$ -	$ -	$ 500,000	$ -	$ -	$ 250,000	$ -	$ -	$ 1,500,000
Revenues	Exodo		$ 170,000	$ 32,550	$ 44,950	$ 32,550	$ 50,685	$ 50,763	$ 50,246	$ 68,458	$ 52,958	$ 52,958	$ 52,958	$ 53,088	$ 53,088	$ 595,252
	Other		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	Sub Total		$ 170,000	$ 32,550	$ 44,950	$ 32,550	$ 50,685	$ 50,763	$ 50,246	$ 68,458	$ 52,958	$ 52,958	$ 52,958	$ 53,088	$ 53,088	$ 595,252
Cost of Sales	Exodo		$ 76,500	$ 16,346	$ 22,574	$ 16,346	$ 25,454	$ 25,493	$ 25,233	$ 34,379	$ 26,595	$ 26,595	$ 26,595	$ 26,660	$ 26,660	$ 298,932
	Other	0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	Sub Total		$ 76,500	$ 16,346	$ 22,574	$ 16,346	$ 25,454	$ 25,493	$ 25,233	$ 34,379	$ 26,595	$ 26,595	$ 26,595	$ 26,660	$ 26,660	$ 298,932
			45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	45.00%	50.22%
Contribution Margin			$ 93,500	$ 16,204	$ 22,376	$ 16,204	$ 25,231	$ 25,270	$ 25,013	$ 34,079	$ 26,363	$ 26,363	$ 26,363	$ 26,427	$ 26,427	$ 296,320
			55.00%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%	49.78%
Operating Expenses:																
Salaries/Benefits																
	Managing Partner		$ -	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 90,000
	Director Sales		$ -	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 75,000
	Marketing Dir			$ -	$ -	$ -	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 6,250	$ 56,250
	Admin Support			$ -	$ -	$ -	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 21,600
	Customer Service		$ -	$ -	$ -	$ -	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 31,500
	Sales Support		$ -	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 19,500
	Benefits	12.0%	$ -	$ 1,650	$ 1,650	$ 1,650	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 3,108	$ 32,922
	Sub Total		$ -	$ 16,150	$ 16,150	$ 16,150	$ 29,758	$ 29,758	$ 29,758	$ 31,508	$ 31,508	$ 31,508	$ 31,508	$ 31,508	$ 31,508	$ 326,772
Commissions																
	Dorsey	3.0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 906.07	$ 1,589	$ 1,589	$ 1,589	$ 1,593	$ 1,593	$ 8,858
	WGA	3.0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 906.07	$ 1,589	$ 1,589	$ 1,589	$ 1,593	$ 1,593	$ 8,858
	Other	0.0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	Sub Total		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,812	$ 3,178	$ 3,178	$ 3,178	$ 3,185	$ 3,185	$ 17,715
Sales and Marketing																
	Verizon Center		$ -	$ 60,000	$ -	$ -	$ -	$ -	$ 60,000	$ -	$ -	$ -	$ -	$ -	$ -	$ 120,000
	Club Promotions	$8	$ -	$ 1,680	$ 2,320	$ 1,680	$ 2,616	$ 2,620	$ 2,593	$ 3,533	$ 2,733	$ 2,733	$ 2,733	$ 2,740	$ 2,740	$ 30,723
	Events		$ -	$ 10,000	$ -	$ -	$ 10,000	$ -	$ -	$ 10,000	$ -	$ -	$ 10,000	$ -	$ -	$ 40,000
	Social Media		$ -	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 6,000
	Promo Materials		$ -	$ 5,000	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ -	$ -	$ -	$ -	$ -	$ 10,000
	Travel		$ -	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 12,000
	Sub Total		$ -	$ 78,180	$ 3,820	$ 3,180	$ 14,116	$ 4,120	$ 64,093	$ 20,033	$ 4,233	$ 4,233	$ 14,233	$ 4,240	$ 4,240	$ 218,723
Sourcing and Production																
	Capital Costs		$ -	$ 100,000	$ -	$ -	$ 50,000	$ -	$ -	$ 50,000	$ -	$ -	$ 50,000	$ -	$ -	$ 250,000
	Admin		$ -	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 1,200
	Travel		$ -	$ 7,500	$ -	$ -	$ 7,500	$ -	$ -	$ 7,500	$ -	$ -	$ 7,500	$ -	$ -	$ 30,000
	Sub Total		$ -	$ 107,600	$ 100	$ 100	$ 57,600	$ 100	$ 100	$ 57,600	$ 100	$ 100	$ 57,600	$ 100	$ 100	$ 281,200
General and Administrative																
	Rent		$ -	$ -	$ -	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 3,220	$ 32,200
	Telecom		$ -	$ -	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 5,500
	Fedex		$ -	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 600
	Office supplies		$ -	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 600
	Internet/Technology		$ -	$ -	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 1,100
	Utilities		$ -	$ -	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 1,100
	Security		$ -	$ -	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50	$ 550
	Insurance		$ -	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 100	$ 1,200
	Advisory Fees		$ -	$ 5,000	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ -	$ -	$ -	$ -	$ 5,000	$ 15,000
	Professional Fees		$ -	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 30,000
	Sub Total		$ -	$ 7,700	$ 3,450	$ 6,670	$ 6,670	$ 6,670	$ 6,670	$ 11,670	$ 6,670	$ 6,670	$ 6,670	$ 6,670	$ 11,670	$ 87,850
Total Operating Costs			$ -	$ 209,630	$ 23,520	$ 26,100	$ 108,144	$ 40,648	$ 100,621	$ 122,623	$ 45,689	$ 45,689	$ 113,189	$ 45,703	$ 50,703	$ 932,260
Net Income			$ 93,500	$ (193,426)	$ (1,144)	$ (9,896)	$ (82,913)	$ (15,378)	$ (75,609)	$ (88,544)	$ (19,326)	$ (19,326)	$ (86,826)	$ (19,276)	$ (24,276)	$ (635,940)

Avero Slingshot Sales Report

206359	BACARDI DRAGON	40	$320.00
206033	MYERS	36	$324.00
209870	BACARDI 8	10	$90.00
209871	BACARDI OAKHART	4	$32.00
	Rum Total	**1,207**	**$8,213.00**
Scotch			
210944	JW PLATINUM	464	$5,568.00
206412	JW BLACK	98	$882.00
206407	DEWARS	94	$752.00
206420	MACALLAN 12YR	75	$937.50
206419	GLENLIVET 12	43	$537.50
206418	GLENFIDDICH 12	19	$237.50
207069	LAGAVULIN LAGAVULIN	15	$262.50
210195	BALVENIE 14 YR	10	$155.00
209645	HIGHLAND P 12YR	10	$125.00
206435	TALISKER	10	$125.00
206426	GLENMORANGIE 10	6	$63.00
	Scotch Total	**844**	**$9,645.00**
Tequila			
210974	EXODO PEACH	2,085	$14,595.00
210973	EXODO SILVER	1,799	$12,593.00
206045	PATRON SILVER	295	$3,245.00
206042	CUERVO GOLD	141	$987.00
206446	DON JULIO	106	$1,166.00
206441	PATRON CAFE XO	81	$404.00
210985	PATRON XO COCOA	13	$65.00
210035	HERRADURA	12	$132.00
	Tequila Total	**4,532**	**$33,187.00**
Vodka			
206009	ABSOLUT	1,846	$10,589.00
209978	CIROC AMARETTO	1,568	$7,840.00
206011	TITO'S VODKA	510	$4,080.00
206460	KETEL ONE	472	$4,248.00
206462	GREY GOOSE	404	$3,636.00
206015	ABSOLUT CITRON	333	$1,974.00
206017	BAR VODKA	247	$1,729.00
206013	ABSOLUT MANDRIN	218	$1,219.00
208819	ABSOLUT PEAR	137	$730.00
206018	ABSOLUT RUBY RED	113	$592.00
206458	STOLI	86	$688.00
208944	CIROC	81	$729.00

Avero Slingshot (Continues)

206429	MACALLAN 18YR	15	$532.50
209645	HIGHLAND P 12YR	12	$150.00
210195	BALVENIE 14 YR	10	$155.00
206435	TALISKER	10	$125.00
206426	GLENMORANGIE 10	6	$63.00
Scotch Total		991	$11,684.00
Tequila			
210974	EXODO PEACH	2,256	$15,792.00
210973	EXODO SILVER	2,026	$14,182.00
206045	PATRON SILVER	360	$3,960.00
208809	PATRON SILVER	207	$2,328.75
206042	CUERVO GOLD	163	$1,141.00
206446	DON JULIO	108	$1,188.00
206441	PATRON CAFE XO	102	$509.00
208807	CUERVO GOLD	85	$680.00
210985	PATRON XO COCOA	39	$195.00
208806	BAR TEQUILA	29	$232.00
206444	DON JULIO ANEJO	28	$308.00
209519	DON JULIO	20	$230.00
210035	HERRADURA	12	$132.00
209858	PATRON CAFE	6	$48.00
210977	EXODO WATERMELON	2	$14.00
Tequila Total		5,443	$40,939.75
Vodka			
206009	ABSOLUT	2,065	$11,897.00
209978	CIROC AMARETTO	1,659	$8,295.00
206011	TITO'S VODKA	624	$4,992.00
206460	KETEL ONE	533	$4,797.00
206462	GREY GOOSE	457	$4,113.00
206015	ABSOLUT CITRON	340	$2,009.00
208847	ABSOLUT PEPPAR	298	$2,288.00
206017	BAR VODKA	288	$2,016.00
207640	GREY GOOSE	254	$2,921.00
206013	ABSOLUT MANDRIN	235	$1,316.00
208845	BAR VODKA	224	$1,568.00
208846	ABSOLUT	213	$1,551.00

Avero Slingshot (Continues)

208782	PORCH SWING	0	$0.00
210174	SUMMER'S ENVY	0	$0.00
Bar Condiments Total		901	$7,953.00
Catering Menu			
207776	OPEN LIQUOR	0	$0.00
Catering Menu Total		0	$0.00
Juice			
210931	JUICE $$	311	$155.50
Juice Total		311	$155.50
Liquor			
210974	EXODO PEACH	1,355	$9,485.00
206307	JAMESON	1,312	$8,331.20
206009	ABSOLUT	1,302	$7,503.00
210973	EXODO SILVER	1,262	$8,834.00
209978	CIROC AMARETTO	1,155	$5,775.00
208732	WINTER COCKTAIL	876	$0.00
210945	BUSHMILL'S IRISH	770	$3,850.00
209585	FIREBALL	758	$4,813.30
206051	JACK DANIELS	674	$5,392.00
206209	MARTINI	610	$0.00
206034	CAPT MORGANS	479	$2,983.00
206011	TITO'S VODKA	368	$2,944.00
206301	MAKERS MARK	356	$2,848.00
206199	LIT	346	$3,806.00
206460	KETEL ONE	345	$3,105.00
206129	BLOODY MARY	337	$421.25
210307	OLD FORRESTER	336	$1,804.00
210944	JW PLATINUM	327	$3,924.00
206462	GREY GOOSE	269	$2,421.00
206516	HENNESY VS	224	$2,128.00
206576	MANHATTAN	217	$0.00
207087	GRAND MARNIER	211	$2,110.00
206015	ABSOLUT CITRON	209	$1,261.00
208847	ABSOLUT PEPPAR	185	$1,408.00
206045	PATRON SILVER	184	$2,024.00
206017	BAR VODKA	181	$1,267.00

Avero Slingshot (Continues)

208785	TITOS COSMO	4	$39.00
209989	H2O	3	$0.00
209951	RAIL BRANDY	1	$9.50
210175	ISALND GETAWAY	0	$0.00
210177	OVER THE MOON	0	$0.00
210179	PEACHBERRY PALME	0	$0.00
208782	PORCH SWING	0	$0.00
210174	SUMMER'S ENVY	0	$0.00
	Bar Condiments Total	**901**	**$7,953.00**
Catering Menu			
207776	OPEN LIQUOR	0	$0.00
	Catering Menu Total	**0**	**$0.00**
Juice			
210931	JUICE $$	311	$155.50
	Juice Total	**311**	**$155.50**
Liquor			
210974	EXODO PEACH	1,355	$9,485.00
206307	JAMESON	1,312	$8,331.20
206009	ABSOLUT	1,302	$7,503.00
210973	EXODO SILVER	1,262	$8,834.00
209978	CIROC AMARETTO	1,155	$5,775.00
208732	WINTER COCKTAIL	876	$0.00
210945	BUSHMILL'S IRISH	770	$3,850.00
209585	FIREBALL	758	$4,813.30
206051	JACK DANIELS	674	$5,392.00
206209	MARTINI	610	$0.00
206034	CAPT MORGANS	479	$2,983.00
206011	TITO'S VODKA	368	$2,944.00
206301	MAKERS MARK	356	$2,848.00
206199	LIT	346	$3,806.00
206460	KETEL ONE	345	$3,105.00
206129	BLOODY MARY	337	$421.25
210307	OLD FORRESTER	336	$1,804.00
210944	JW PLATINUM	327	$3,924.00
206462	GREY GOOSE	269	$2,421.00
206516	HENNESY VS	224	$2,128.00
206576	MANHATTAN	217	$0.00
207087	GRAND MARNIER	211	$2,110.00
206015	ABSOLUT CITRON	209	$1,261.00
208847	ABSOLUT PEPPAR	185	$1,408.00
206045	PATRON SILVER	184	$2,024.00
206017	BAR VODKA	181	$1,267.00
206295	CROWN ROYAL	169	$1,352.00
206210	MIMOSA	169	$1,352.00
206013	ABSOLUT MANDRIN	166	$923.00
206206	MARGARITA	163	$163.00
210022	PEAR SIDECAR	160	$1,592.00
206338	TANQUERRAY	150	$1,350.00
207640	GREY GOOSE	149	$1,713.50
208845	BAR VODKA	142	$994.00
206032	BACARDI LIGHT	132	$1,056.00

Specialty Menu
Drink Placement

Exodo Tequila Specials
Ultra-Premium, small batch tequila, hand crafted and distilled from 100% Blue Agave
Exodo Silver Margarita...7.00
"Long Lost Summer" Peach Margarita...7.00
featuring peach flavored Exodo Tequila
Exodo Mango Margarita...7.00
Exodo Silver, Mango Schnapps, Triple Sec, orange juice and sour mix
Exodo "Blue" Margarita...7.00
Exodo Silver, Blue Curacao, orange juice and sour mix
Featured Cocktail
Grape Glacier...5.00
Pinnacle grape vodka, triple sec, sour mix and Sprite
Half Bottles of Wine
Red Wine

Confidential Presentation

This Overview is submitted to you for your confidential use in connection with a potential transaction with The Exodo Spirits Company and may not be reproduced for any purpose. The information contained in this document is being furnished on a confidential basis. Any plans, estimates, and projections contained herein have been prepared by management and reflect their subjective judgment and analysis.

The recipient shall keep this document and the information contained herein confidential. By accepting this document and the enclosed information, the recipient agrees that the recipient shall not at any time communicate to any person or entity any information provided to the recipient in confidence by Company without prior written consent from the Company. Nor shall the recipient make public the results of and conclusions from any analysis of any information provided by the Company.

Questions



Contact Information

Exodo Spirits Company

1505 22nd Street, NW

Washington, DC 20036

202.652.2308 Office

202.905.0171 Fax

321.246.3621 Direct